MILLIPORE
                    CORPORATION
            MILLIPORE INVESTMENT HOLDINGS LIMITED
                        Schedule 13D

                        EXHIBIT INDEX
Exhibit No.         Description

(1)       Certificate of Designations Series A Redeemable
          Convertible Preferred Stock (0$.01 Par Value of PerSeptive Biosystems, Inc.